Woori Finance Holdings’ Preliminary Financial Performance Figures
for the First Quarter of 2011

The preliminary financial performance figures for Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) for the three-month period ended on March 31, 2011, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change		% Change
				Increase		Increase
Item		1Q 2011	4Q 2010	(Decrease)	1Q 2010	(Decrease)
Revenue*	Specified Quarter	8,416,800	6,980,723	20.57	9,285,924	(9.36)

	Cumulative Basis	8,416,800	35,530,349	-	9,285,924	(9.36)

Operating Income	Specified Quarter	855,225	102,384	735.31	1,525,433	(43.94)

	Cumulative Basis	855,225	2,044,626	-	1,525,433	(43.94)

Income before	Specified Quarter	866,560	121,241	614.74	1,537,267	(43.63)

Income Tax Expense	Cumulative Basis	866,560	2,074,552	-	1,537,267	(43.63)

Net Income	Specified Quarter	540,729	35,400	1,427.48	1,093,436	(50.55)

	Cumulative Basis	540,729	1,270,095	-	1,093,436	(50.55)

The figures for 4Q 2010 and 1Q 2010 are prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”) for comparison purposes.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

• The figures in this line item have been separately calculated as there is currently no applicable corresponding line item in financial statements prepared under K-IFRS.

Woori Bank’s Preliminary Financial Performance Figures
for the First Quarter of 2011

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, for the three-month period ended on March 31, 2011, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change		% Change
				Increase		Increase
Item		1Q 2011	4Q 2010	(Decrease)	1Q 2010	(Decrease)
Revenue*	Specified Quarter	6,587,059	5,359,155	22.91	7,395,753	(10.93)

	Cumulative Basis	6,587,059	28,037,840	-	7,395,753	(10.93)

Operating Income	Specified Quarter	662,131	85,488	674.53	1,232,255	(46.27)

	Cumulative Basis	662,131	1,497,629	-	1,232,255	(46.27)

Income before	Specified Quarter	667,743	114,316	484.12	1,238,791	(46.10)

Income Tax Expense	Cumulative Basis	667,743	1,536,853	-	1,238,791	(46.10)

Net Income	Specified Quarter	507,545	79,157	541.19	1,022,623	(50.37)

	Cumulative Basis	507,545	1,261,283	-	1,022,623	(50.37)

The figures for 4Q 2010 and 1Q 2010 are prepared in accordance with K-IFRS for comparison purposes.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

• The figures in this line item have been separately calculated as there is currently no applicable corresponding line item in financial statements prepared under K-IFRS.